UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058 Expires: May 31, 2012 Estimated average burden hours per response: 2.50
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K
[X] Form 10-Q [ ] Form 10D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: September 30, 2009

[_] Transition Report on Form 10-K [_] Transition Report on Form 20-F [_] Transition Report on Form 11-K [_] Transition Report on Form 10-Q [_] Transition Report on Form N-SAR	SEC File No. 000-03252 CUSIP NO. 529529109
For the Transition Period Ended: _________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Lexington Precision Corporation

Full Name of Registrant

Former Name if Applicable

800 Third Avenue, 15th Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10022

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The Registrant is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2009, within the prescribed time period without unreasonable effort and expense due to the additional demands placed on its accounting professionals because the Company, on April 1, 2008, filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. The Company intends to file the Form 10-Q as soon as reasonably practicable.

PART IV

OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Dennis J. Welhouse	(216)	591-1073
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
[ X] Yes  [  ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes  [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net sales for the three-month period ended September 30, 2009, were $16,648,000, compared to net sales of $17,871,000 for the three-month period ended September 30, 2008. Income from operations for the three-month period ended September 30, 2009, was approximately $1,100,000, compared to income from operations of $436,000 for the three-month period ended September 30, 2008. Net sales for the nine-month period ended September 30, 2009, were $46,190,000, compared to net sales of $59,223,000 for the nine-month period ended September 30, 2008. Income from operations for the nine-month period ended September 30, 2009, was approximately $700,000, compared to income from operations of $3,630,000 for the nine-month period ended September 30, 2008. The decrease in net sales in the three-month period ended September 30, 2009, was primarily the result of a decline in net sales of automotive components used by original equipment manufacturers and medical components used by medical device manufacturers. The decrease in net sales in the nine-month period ended September 30, 2009, was primarily the result of a decline in net sales of automotive components used by original equipment manufacturers. The increase in income from operations during the three-month period ended September 30, 2009, was primarily due to improved operating efficiencies at the Rubber Group and the Metals Group and a reduction in general and administrative expenses.  The decrease in income from operations during the nine-month period ended September 30, 2009, was primarily due to the reduction in net sales, offset by improved operating efficiencies at the Rubber Group and the Metals Group and a reduction in general and administrative expenses.

Lexington Precision Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    November 17, 2009

By:

/s/ Dennis J. Welhouse

Name:

Dennis J. Welhouse

Title:

Senior Vice President & CFO

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).